Apex 11 Inc.

October 12, 2020

Mr. Ruairi Regan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Apex 11 Inc.
Registration Statement on Form 10-12G Filed August 17, 2020 File No. 000-54964

Dear Mr. Regan:

Apex 11 Inc. submits this letter to you in response to your letter of September 10, 2020, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Form 10-12G filed August 17, 2020

Prior Blank Check Company Experience, page 17

1.

We note your disclosure that DCA Asset Management, Inc. (“DCA”) is in the process of re-filing its Form 10. Please disclose that DCA’s registration was revoked in October 2017, that DCA re-registered its common stock in March 2019 and that it has failed to file periodic reports and current reports required by the Securities Exchange Act 1934 since registration.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we will disclose in our amended Form 10 filing that DCA’s registration was revoked in October 2017, that DCA re-registered its common stock in March 2019 and that it has failed to file periodic reports and current reports required by the Securities Exchange Act 1934 since registration.

Certain Relationships and Related Transactions, and Director Independence, page 18

COMMENT:

2.

Please update the disclosure in this section, and in the beneficial ownership table on page 16, reflect the Company’s issuance in 2019 of 5,886,798 shares of common stock to your controlling stockholder in exchange for settlement of $27,031 in accounts payable, and the issuance in 2018 of 5,647,216 shares of common stock to the controlling stockholder in exchange for settlement of $25,931 in accounts payable.

RESPONSE:

We acknowledge the staffs comment and the Company confirms that we will update our amended Form 10 filing to address the beneficial ownership table and disclose the issuance of stock for accounts payable in 2018.

Financial Statements, page 23

COMMENT:

3.	Please revise to update the financial statements included in your Form 10 pursuant to Article 8-08 of Registration S-X.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we will revise our amended Form 10 filing to include updated financial statements pursuant to Article 8-08 of Registration S-X.

Item 14, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

COMMENT:

4.	Please provide exhibit 16 as required by Item 601 of Regulation S-K regarding dismissal of Piercy Bowler Taylor & Kern.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we will provide exhibit 16 as required by Item 601 of Regulation S-K regarding dismissal of Piercy Bowler Taylor & Kern in our amended Form 10.

Report of Independent registered Public Accounting Firm, page F-1

COMMENT:

5.	In your next amendment, please include a revised auditor’s report to reflect and audited financial statements as of and for the years ended December 31, 2019 and 2018.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will include in our amended Form 10 filing a revised auditor report to reflect audited financial statements as of and for the years ended December 31, 2019 and 2018 for the years own 50% of Advanced Business Strategies, LLC.

General

COMMENT:

6.

You were required to file annual reports for the fiscal years ended December 31, 2018 and 2019 no later than March 31, 2019 and 2020 respectively. Please advise us when you intend to file your annual reports on Form 10-K. Refer 13a-1 of the Exchange Act and the Instructions to Form 10-K. Also, tell us when you intend to file quarterly reports on Form 10-Q for the interim financial periods since effectiveness of your Form 10 in February 2019.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we are currently working with our auditor to file individually all required quarterly and annual reports.

Furthermore, the Company acknowledges that;

●	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jonathan Coury, Esq. at Hool Coury Law, LLP at (602) 852-5583 telephone or email jcoury@hoolcourylaw.com with any questions or comments.

Sincerely,

/s/ Anthony J. Iarocci

Anthony J. Iarocci

President

Apex 11 Inc.